# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Moringa Acquisition Corp, CIK 0001835416
CUSIP: G6S23K108
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 250 PARK AVENUE, 7TH FLOOR, New York, New York (NY), 10177
Date of event which requires filing of this statement: 08/16/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001584639-24-000007
Filed by CIK 0001584639

## Reporting persons
- Yakira Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yakira Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yakira Enhanced Offshore Fund Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MAP 136 Segregated Portfolio: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Moringa Acquisition Corp
Address of issuer's principal executive offices: 250 PARK AVENUE, 7TH FLOOR, New York, NY 10177

## Item 2. Person Filing
Name of person filing:
Yakira Capital Management, Inc.
Yakira Partners, L.P.
Yakira Enhanced Offshore Fund Ltd.
MAP 136 Segregated Portfolio
Address of principal business office or, if none, residence: 1555 Post Road East, Suite 202, Westport, CT 06880
Citizenship:
Yakira Capital Management, Inc. and Yakira Partners L.P. are Delaware entities.
Yakira Enhanced Offshore Fund Ltd. and MAP 136 Segregated Portfolio are Cayman Island entities.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yakira Capital Management, Inc.: Nicholas Sabatini, Chief Compliance Officer (08/27/2024)
- Yakira Partners, L.P.: Nicholas Sabatini, Chief Compliance Officer of Yakira Capital Management, Inc. (08/27/2024)
- Yakira Enhanced Offshore Fund Ltd.: Nicholas Sabatini, Chief Compliance Officer of Yakira Capital Management, Inc. (08/27/2024)
- MAP 136 Segregated Portfolio: Nicholas Sabatini, Chief Compliance Officer of Yakira Capital Management, Inc. (08/27/2024)